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SEC FILE NUMBER
8-65941

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Blue Vista Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

353 N. Clark St. Suite 730
(No. and Street)

Chicago	IL	60654
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stacy Strange	312-324-6059	sstrange@bluevistallc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sassetti LLC
(Name – if individual, state last, first, and middle name)

2107 Swift Dr Suite 210	Oak Brook	IL	60523
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Peter Stelian, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Blue Vista Capital, LLC, as of December 31, 2 021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
AMY LYNN HELLER
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Nov. 14, 2025

Signature: [signature]

Title: Managing Principal

[signature] Amy Lynn Heller
Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Blue Vista Capital, LLC

Financial Statements

December 31, 2021

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

Blue Vista Capital LLC

Table of Contents

Sassetti
CERTIFIED PUBLIC ACCOUNTANTS

100 YEARS 1921 - 2021 A CENTURY OF EXCEPTIONAL SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Blue Vista Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Blue Vista Capital, LLC as of December 31, 2021, the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Blue Vista Capital, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Blue Vista Capital, LLC's management. Our responsibility is to express an opinion on Blue Vista Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Blue Vista Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Blue Vista Capital, LLC's financial statements. The supplemental information is the responsibility of Blue Vista Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedule I, Computation of Net Capital and Aggregate Indebtedness under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Sassetti LLC

We have served as Blue Vista Capital, LLC's auditor since 2009.

Oak Brook, Illinois
February 25, 2022

BLUE VISTA CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

ASSETS		
Cash and Cash Equivalents	$ 100,612	
Accounts Receivable	12,147	
Prepaid Expense	6,644	
TOTAL CURRENT ASSETS		$ 119,403
TOTAL ASSETS		$ 119,403

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accrued Expenses	$ 66,041	
TOTAL CURRENT LIABILITIES		$ 66,041
MEMBERS' EQUITY		
Managing Members' Equity	53,362	
TOTAL MEMBERS' EQUITY		53,362
TOTAL LIABILTIES AND MEMBERS' EQUITY		$ 119,403

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF INCOME

Year Ended December 31, 2021

REVENUES		
Asset Management Service Fees	$ 743,720	
Real Estate Investment Advisory Fee	258,397	
TOTAL REVENUES		$ 1,002,117
EXPENSES		
License, Dues and Fees	10,607	
Asset Management Fees	727,720	
Insurance	1,026	
Professional Fees	31,521	
Occupancy and Administrative Expenses	247,801	
Other Expenses	838	
TOTAL EXPENSES		1,019,513
OPERATING LOSS		(17,396)
OTHER INCOME		
Interest Income		19
NET LOSS BEFORE TAXES		(17,377)
Income Taxes		-
NET LOSS		$ (17,377)

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Year Ended December 31, 2021

	Total Members' Equity
Balance at December 31, 2020	$ 70,739
Members' Contribution	-
Net Loss	(17,377)
Members' Draw	-
Balance at December 31, 2021	$ 53,362

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended December 31, 2021

Subordinated Borrowings at December 31, 2020	$ -
Increases:	
Issuances of Subordinated Notes	-
Decreases:	
Payment of Subordinated Notes	-
Subordinated Borrowings at December 31, 2021	$ -

See accompanying notes to the financial statements.

BLUE VISTA CAPITAL, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss		$ (17,377)
Adjustments to Reconcile Net Loss to Net Cash Provided by Operating Activities:		
Increase (decrease) in Operating Assets:		
Accounts Receivable	(12,147)	
Prepaid Expense	831	
Increase in Operating Liabilities:		
Accrued Expenses	59,743	
Total Adjustments		48,427
NET CASH PROVIDED BY OPERATING ACTIVITIES		31,050
Total Increase in Cash		31,050
Cash at December 31, 2020		69,562
Cash at December 31, 2021		$ 100,612
Supplemental Cash Flows Disclosures:		
Income Tax Payments		$ -
Interest Payments		$ -

See accompanying notes to the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Blue Vista Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary focus is on raising capital for real estate ventures and is limited to private placement of securities. They do not carry customers' accounts or clear customers' securities transactions. The Company is an Illinois Limited Liability Company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition Policy

Revenue is recognized in accordance with ASU 2014-09, Revenue (Topic 606): Revenue from Contracts with Customers. All revenue recognized in the statement of income is considered to be revenue from contracts with customers. Asset management fee revenue is determined based on capital invested and is earned quarterly. Investment advisory fees are fixed annual amounts, per signed agreements, that are payable quarterly in equal installments as soon as practicable by the funds. The fees are pro-rated for partial quarters. As such, revenue from remaining performance obligations is not significant.

At December 31, 2021, net receivables related to contracts with customers were $12,147.

Cash and Cash Equivalents

The Company considers all short-term highly liquid investments to be cash equivalents.

Income Taxes

Blue Vista Capital, LLC is a Limited Liability Company taxed as a partnership. Blue Vista Capital, LLC pays no Federal income taxes (under most circumstances), since their earnings are taxed directly to the partners. The Company's income tax returns for the years ending December 31, 2018, 2019 and 2020 are subject to examination by the taxing authorities, generally for three years after they are filed.

Statement of Cash Flows

The Company considers money market funds to be cash equivalents.

Accounts Receivable

Accounts receivable are carried at the contractual agreed upon amount less an estimate for doubtful receivables based on review of all outstanding amounts on a monthly basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events

The Company has evaluated subsequent events through February 25, 2022, the date the financial statements were available to be issued.

NOTE 3 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS:

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, they do not have to comply with the reserve requirement as stated in Rule 15c3-3 of the Securities and Exchange Commission. Therefore, no segregation of cash has been made.

NOTE 4 - COMMITMENTS AND RELATED PARTY TRANSACTIONS:

On October 1, 2017, the Company entered into an expense sharing agreement with a related party to provide professional and administrative services and furnished office space and supplies for a fee of the lesser of $29,000 annually per fund and the actual costs and expenses incurred by the related party for providing such services. The amended agreement expired on September 30, 2018 and automatically renews for additional one-year terms. On February 1, 2021, the Company entered into an amended and restated expense sharing agreement for a fee based on an allocation of actual costs and expenses. The Company incurred professional and administrative service costs with a related party of $247,801 during the year ended December 31, 2021.

On October 1, 2012, the Company entered into an agreement with an affiliated company to provide investment advisory services relating to an acquisition of specified core student housing investments involving the State of Wisconsin Investment Board ("SWIB") and reimburse the related party for all expenses. As part of this agreement, Blue Vista Capital, LLC received funds of $743,720 and paid expenses of $727,720 during the year ended December 31, 2021.

The Company has entered into investment advisory agreements with nine affiliated companies to oversee and manage all matters pertaining to the respective funds of each company.

Disclosure for the funds for the year ended December 31, 2021 is as follows:

Fund	Earned during 2021
Blue Atlantic Acquisition Group II, LLC	$30,000
Blue Vista Sponsor Equity Fund III, LLC	$30,000
Blue Vista Real Estate Partners IV, L.P.	$30,000
Blue Vista Student Housing Select Strategies Fund, L.P.	$30,000
Blue Vista Finance, L.P.	$30,000
Blue Vista Real Estate Partners V, L.P.	$30,000
Blue Vista Student Housing III, L.P.	$30,000
BV OZ Gainesville Venture, LLC	$36,250
Blue Vista Accelerator Fund, L.P.	$12,147

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $34,571, which was $29,571 in excess of its required net capital of $5,000. The Company has outstanding indebtedness of $66,041 as of December 31, 2021.

SUPPLEMENTAL INFORMATION

SCHEDULE I

BLUE VISTA CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2021

Net Capital	
Total Members' Equity	$ 53,362
Deduct: Members' Equity Not Allowable for Net Capital	-
Total Members' Equity Qualified for Net Capital	53,362
Deductions and/or charges:	
Nonallowable assets:	
Accounts Receivable	12,147
Prepaid Expenses	6,644
Net Capital Before Haircuts on Securities	34,571
Haircuts on Securities pursuant to Rule 15c3-1:	
Money Market Instruments	-
NET CAPITAL	$ 34,571
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts Payable and Accrued Expenses	$ 66,041
Items Not Included in Statement of Financial Condition	
Other Unrecorded Amounts	-
TOTAL AGGREGATE INDEBTEDNESS	$ 66,041
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 5,000
Ratio: Aggregate Indebtedness to Net Capital	191.03%

Reconciliation with the Company's Computation of Net Capital

There were no differences noted between the Company's computation of net capital and the net capital computed above.

SUPPLEMENTARY REPORTS

Sassetti

CERTIFIED PUBLIC ACCOUNTANTS

100 YEARS 1921 - 2021 A CENTURY OF EXCEPTIONAL SERVICE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Blue Vista Capital, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Blue Vista Capital, LLC identified the following provision of the Securities Exchange Act of 1934 Rule 15c3-3(k) under which Blue Vista Capital, LLC claimed an exemption from Rule 15c3-3(k)(2)(i) (the "exemption provision") and (2) Blue Vista Capital, LLC stated that Blue Vista Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Blue Vista Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Blue Vista Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sassetti LLC

Oak Brook, Illinois
February 25, 2022

2107 Swift Drive, Suite 210, Oak Brook, IL 60523 ▪ 708.386.1433 ▪ www.sassetti.com

BLUE VISTA CAPITAL, LLC
353 NORTH CLARK STREET, SUITE 730, CHICAGO, IL 60654
T 312.578.0033 F 312.828.0139 WWW.BLUEVISTALLC.COM

Exemption Report

Blue Vista Capital LLC's Exemption Report Blue Vista Capital (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)

Blue Vista Capital LLC

I, **Peter Stelian**, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Members of
Blue Vista Capital, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Blue Vista Capital, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Sassetti LLC

Oak Brook, Illinois
February 25, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Blue Vista Capital, LLC
353 N. Clark St. Ste 730
Chicago, IL 60654-3453

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Stacy Strange 312-324-6059

2. A. General Assessment (item 2e from page 2) $1,503

B. Less payment made with SIPC-6 filed (**exclude interest**) (747)
7/16/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $756

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $756

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Blue Vista Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 31 day of January, 20 22.

Managing Principal
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,002,136
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,002,136
2e. General Assessment @ .0015	$ 1,503
	(to page 1, line 2.A.)